1050 17th Street, Suite 1710 Denver, Colorado 80265-2077 Main (800) 955-9988 Fax (303) 534-5627

September 5, 2017

Via E-MAIL AND EDGAR

Megan Miller
Securities and Exchange Commission
200 Vesey Street #400
New York, NY 10281

Re: Annual Report dated December 31, 2016 of SCM Trust (File Nos. 811-05617; 333-176060)

Dear Ms. Miller:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with you on August 4, 2017 regarding the above-referenced Annual Report of various series funds (the “Funds”) of SCM Trust (“the Trust). Where applicable, the Trust will be amending the Annual Report and/or the prospectuses of the Funds (the “Prospectuses”) in response to certain comments as noted below.

On behalf of the Trust, please see a summary of your comments below, followed by responses on behalf of the Trust and the Funds.

1.
Comment: With respect to the Shelton BDC Income Fund, please provide an explanation of how the benchmark index has been deemed an appropriate broad-based securities index as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: The Trust believes the Fund’s benchmark index (the Wells Fargo BDC Index) is an appropriate broad-based securities index given the principal investment strategy of the Fund, consistent with the instructions of Form N-1A.

Specifically, the Fund:

[I]nvests substantially all (and under normal market conditions, at least 80%) of its net assets (plus any borrowings for investment purposes) in common stocks and other equity securities of business development companies (‘‘BDCs’’) that are traded on one or more nationally recognized securities exchanges.

The Index:

is “[i]ntended to measure the performance of all Business Development Companies that are listed on the New York Stock Exchange or NASDAQ and satisfy specified market capitalization and other eligibility requirements. To qualify as a BDC, the company must be registered with the Securities and Exchange Commission and have elected to be regulated as a BDC under the Investment Company Act of 1940.” See, https://www.wellsfargoresearch.com/Indices/Details/2.

www.sheltoncap.com
Denver | San Francisco | Greenwich

To the extent the Index is specific to the BDC segment of the market, it provides an appropriate comparison to the Fund to assist shareholders and potential shareholders in understanding the Fund’s performance. Further, consistent with the instructions of Form N-1A, although a more specialized index, it is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.

2.
Comment: With respect to the Shelton Real Estate Income Fund, please provide an explanation of why the disclosures relating to a change of the benchmark index pursuant to Instruction 7 to Item 27(b)(7)(ii) have not been included.

Response: The benchmark index (the S&P U.S. REIT Index) has been used since the inception of the Fund as a series of the Trust in November 2016. The Fund is the successor to two prior funds following a reorganization transaction that occurred on November 5, 2016, and is the accounting and performance survivor of one of those prior funds (the “Prior Fund”). The Prior Fund’s benchmark index was the FTSE/NAREIT All Equity REITs Index.

The Trust will supplement the prospectus of the Shelton Real Estate Income Fund to add the disclosure pursuant to Instruction 7 to Item 27(b)(7)(ii) in respect of the change from the FTSE/NAREIT All Equity REITs Index to the S&P U.S. REIT Index.

3.
Comment: The Shelton Real Estate Income Fund is described as a non-diversified fund, but appears to be operating as a diversified fund. If the Fund has been operating as a diversified fund for more than three years, please confirm that shareholder approval would be obtained before reverting back to operation as a non-diversified fund.

Response: From time to time, including during the last 36 months (for example on January 1, 2016 and August 1, 2017), the Fund’s portfolio has been non-diversified within the meaning of Section 5(b)(2) of the Investment Company Act of 1940, as amended. Therefore the Trust believes that shareholder approval is not presently required for the Fund to continue to operate as a non-diversified fund.

4.
Comment: Please confirm how sector risk exposure is addressed in the Prospectus of the Shelton Greater China Fund given that the Annual Report discloses total investments of 35.86% in Financial investments.

Response: Industry classification used for portfolio concentration measurement purposes and related risk disclosures are not the same as broad sector classifications used for financial reporting in Annual Reports. In this particular instance, the portfolio holdings listed under “Financial” in the Annual Report included investments in banks, diversified financial services companies, insurance companies, and real estate companies which are not susceptible to common risk disclosures.

www.sheltoncap.com
Denver | San Francisco | Greenwich

5.
Comment: With respect to all three Funds, accrued expenses on the statements of assets and liabilities are high relative to total liabilities (for example, 80% in the case of Shelton Greater China Fund). Please confirm in each case compliance with the requirement of Regulation SX 210.6-04.10 requiring a separate statement of the amount of liabilities which are material.

Response: For all three Funds, accrued expenses in the report are comprised of custody, legal, audit, accounting, transfer agent and printing fees. In the case of the Shelton Greater China Fund, custody, audit, accounting, transfer agent and printing fees should have been stated separately from accrued expenses. With respect to the Shelton BDC Fund and Shelton Real Estate Income Fund, legal and audit fees should have been stated separately from accrued expenses.

6.
Comment: The Shelton Real Estate Income Fund is reporting portfolio turnover of more than or close to 100% for the last several years. Please consider whether portfolio turnover is a principal risk of investing in the Fund.

Response: The Trust does not consider portfolio turnover a principal risk of the Fund, but does intend to supplement the prospectus of the Fund to add the following disclosure immediately after the Fee and Expense disclosures:

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 137% of the average value of its portfolio.

This disclosure is consistent with other Funds of the Trust that may experience relatively higher portfolio turnover.

7.
Comment: With respect to all three Funds, please describe in correspondence the frequency that receivables from the investment adviser’s account are settled. Please address in the discussion whether such settlement terms are the same as payment terms to the adviser.

Response: In the ordinary course, receivables owed to the Funds from the investment adviser are settled monthly. Advisory (management) fees are paid to the adviser by the Trust on behalf of each Fund monthly.

8.
Comment: With respect to the Shelton Real Estate Income Fund and the Shelton BDC Income Fund, please update the Funds’ Form N-SAR filings as necessary to comply with Item 77.K disclosure requirements regarding changes to the Funds’ certifying accountant.

Response: The Trust intends to update the Form N-SAR filings to reflect the change in both Funds’ accountants, and is working with the former accountants to obtain the disclosure for the amended filings.

www.sheltoncap.com
Denver | San Francisco | Greenwich

9.
Comment: Please confirm that all three Funds are fulfilling the requirements of FASB ASC paragraph 850-10-50 regarding shareholders of each Fund that are funds or other entities that are managed by the Funds’ investment adviser or are other shareholders deemed to be affiliates of the Fund management.

Response: Response: The Trust confirms all required related party disclosures were disclosed in the Annual Report.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Sincerely,

/s/ Gregory T. Pusch

General Counsel & CCO

www.sheltoncap.com
Denver | San Francisco | Greenwich